Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE RESULTS OF THE
COMPANY’S UNSECURED FINANCIAL CREDITORS MEETING APPROVING
POSTPONEMENT OF THE CREATING AND REGISTERING OF THE COLLATERALS
SECURING THE NEW NOTES

Tel Aviv, Israel, February 10, 2014, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to the Company's announcements on September 18, 2013 and January 2, 2014 (the “Previous Announcement”), the results of the meeting of the Company’s unsecured financial creditors (the "Meeting") that voted on the postponement  of the creating and registering of the collaterals securing the new notes (“New Notes”) which shall be issued under the terms of the  plan of arrangement between the Company and its unsecured financial creditors (the “Arrangement”) by 45 business days following the closing of the Arrangement. Accordingly   the creating and registering shall be deemed an undertaking of the Company (rather than a condition precedent to the closing of the Arrangement),  the failure to satisfy thereof, shall render the holders of the New Notes the right to demand early repayment of any and all amounts due under the New Notes (the “Resolution”).

At the Meeting, unsecured financial creditors holding approximately 99.8% of the aggregate voting power participating in the Meeting voted in favor of the Resolution.

The closing of the Arrangement remains subject to other conditions precedent, as described in the Previous Announcement, which the Company is pursuing with the objective to execute the same as early as possible.

Following the request of the trustees of the noteholders, the Company reported at the Meeting that the Board of Directors of the Company has authorized it to enter into negotiations and subsequently to enter into a non-binding letter of intent for the pursuit of a certain investment in the share capital of its subsidiary that is participating in a tender for a project in Greece.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, that the Tel-Aviv District Court may reject the Postponement, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that  the Company will be unable to close the agreement with Bank Hapoalim, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:
Shimon Yitzhaki
Chairman of the Board of Directors
Tel: +972-3-608-6048
shimony@elbitimaging.com

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054